Mail Stop 6010

August 18, 2006

Mr. Norman Meier
President and Chief Executive Officer
Hemis Corporation
Neuhofstrasse 8
8699 Dubendorf, Switzerland

Re: Hemis Corporation
Form SB-2 Registration Statement
File No. 333-135946

Dear Mr. Meier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please delete the fifth sentence on the cover page. It is repeated again in the sixth sentence.

Prospectus Summary – page 7

Our Business – page 7

2.   Please be more specific about the nature of the "interests" you hold in the three named mineral properties. Disclosure on page 30 indicates that you have "option agreements" to acquire partial interests in the named properties in the future. Please expand the disclosure to state, if true, that you expended no money or other consideration to acquire the options and to briefly describe the specific obligations you have to satisfy in order to exercise the options. Please also disclose, if true, that if you do not make specified annual expenditures, you will forfeit your rights to exercise the options.

The Offering – page 8

3.   We note that you have been selling shares in private placements at $.55/share as recently as June of 2006. Please tell us why you set the offering price at $1.00/share given the private placement price per share of $.55.

Financial Condition – page 9

4.   You have disclosed that you need to obtain an additional $1.1 million to finance your "planned" operations over the next year. You also disclose elsewhere that you have to make specified expenditures during each year of your option agreements in order to exercise the option, and if you do not, you will forfeit your right to exercise the option. Please disclose the amounts you are required to expend for each property during this and each of the next two fiscal years, whether you have satisfied the obligations for this year, and, if not, whether you currently have the funds to do so. Since it appears that you must make the 2006 expenditures prior to the end of December, and you have disclosed in the risk factor section that your exploration activities can only be conducted between April and November, please state whether you will be able to satisfy your financial obligations during this calendar year, and if not, what the consequences will be. We may have further comment after reviewing your response.

5.   In view of the fact that you are nearing the end of the third quarter, please explain what steps you have taken or are taking to obtain the financial resources you need to conduct your exploration activities. We may have further comment after reviewing your response.

Financial Summary Information - page 9

6.   Please expand your income statement data to provide loss per share information.

Risk Factors – page 10

7.   You say that an investment in your stock "involves a high degree of risk." Please tell us why you believe that it would not be more appropriate to describe an investment in your stock as "speculative."

If we do not obtain additional financing, our business plan will fail. – page 10

8.   You say that you will require additional financing in the approximate amount of $1.1 million in order to complete your plan of operations for the next twelve months. It is not clear what twelve months you are referring to. Please revise the disclosure to be more specific. It also isn't clear whether the sums you discuss in your plan of operations are the same sums you are required to expend pursuant to the terms of your option agreements. You should also clarify whether your plan of operations includes all of your corporate expenses or only costs relating to exploration of the properties covered by your option agreements.

9.   Please expand the subheading and the body of the risk factor to explain what the adverse consequences will be if your business plan fails.

If we are unable to maintain our interests in our option agreements, then we will lose our interests in these mineral claims, and we may not be able to carry out our plan of operations. – page 11

10.   You say that you must incur exploration expenditures totaling $800,000 "over the next twelve months" in order to maintain your interests in your three properties. Elsewhere you say that you are required to make these expenditures each year. Since you entered into these agreements in December of 2005, it would appear that you need to expend this sum prior to December 31 of this year. Please revise the disclosure to identify the specific twelve month period you are referring to and clearly indicate whether you have the funds to carry out your obligations, and if so, whether you will be able to satisfy the obligation to expend that sum prior to December 31, 2006. Also, revise the risk factor to describe the specific adverse consequences that will result from a failure to expend that sum prior to the end of this calendar year. It is our understanding, from disclosure elsewhere in the document, that if you fail to make the required expenditures in any of

the three years included in the option period, you will lose your right to exercise the option.

<u>If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claims without additional financing… - page 12</u>

11.   In this risk factor you refer to the "Nevada summer exploration season." Since your properties are located in Mexico, we don't understand why your costs would be affected by the Nevada summer exploration season. Please expand your risk factor to explain how activities in Nevada affect your activities in Mexico.

<u>As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program, which could increase our expenses. – page 13</u>

12.   Please expand the risk factor to identify and briefly describe the material government regulations imposed by the Mexican government that you will be required to comply with. Provide a more detailed discussion of these regulations in the body of the prospectus.

<u>We may lose rights to properties if we fail to meet payment requirements or development or production schedule [sic]. If we lose our property rights, our business could fail. – page 14</u>

13.   Explain what the term "unpatented mining claims" means.

14.   The information in this risk factor is very generic and does not appear to be applicable to the types of property interests you possess. Please revise the risk factor to discuss the obligations arising out of the specific types of property interests you have. Explain what will happen if you don't make the requisite payments by their due dates. Similarly, explain what will happen if you don't meet the required development or production schedules contained in your option agreements.

<u>Because the Commission imposes additional sales practice requirements on brokers who deal in our shares which are penny stocks, some brokers may be unwilling to trade them.... – page 15</u>

15.   Please revise the first sentence to change the phrase "would be" to "are."

Because our officers and directors, who are also our promoters, may own more than 50% of the outstanding shares after this offering, they will retain control of us and be able to decide who will be directors and you may not be able to remove them as directors which could prevent us from becoming profitable. – page 15

16.   Please revise the subheading to replace the word "may" with "will."

Determination of Offering Price – page 16

17.   Please refer to the first bullet. Since purchasers in this secondary offering will not be contributing capital to the company, it is not clear how this factor was considered by the board in determining the offering price of the securities. Please revise to explain.

Sales by Selling Shareholders – page 17

18.   Please refer to the second set of bullets under "Sales by Selling Shareholders."   Please add an additional bullet at the top of the list stating that the shares will be offered at the set price of $1.00 per share until a market develops.

Selling Shareholders – page 18

19.   Please expand the 3rd, 5th and 10th bullets on page 18 to specify the type and amount of services rendered in exchange for the shares. Also, identify the person(s) rendering those services.

20.   In each instance in which you state that securities were issued other than for cash, describe the transaction and the type and amount of consideration you received in exchange for the securities.

21.   For each offering of securities, identify the person or class of persons to whom you sold the securities.

22.   In the next to last bullet on page 18 you indicate that you issued 1,170,880 shares of common stock "in exchange for services rendered pursuant to stock subscription agreements into in January and March 2006." Please explain what these services consisted of and identify who the shares were issued to. Also, disclose the cash valuation of the services rendered that were exchanged for the 1,170,880 shares of stock.

23.   For each non-natural person identified as a selling shareholder in the table, identify the natural person who exercises voting and/or investment authority over the shares.

24.   It appears that you have properly included shares exercisable within the next 60 days to the shares beneficially owned column (the numerator in the percentage computation) but you do not appear to have added those same shares to the denominator in calculating either of the beneficial ownership percentages (before or after the offering). As an example, the 5,000,000 options held by Norman Meier would result in an 18.9 million share denominator and a "before the offering" percentage of about 68.7%. Please revise the table accordingly.

25.   Norman Meier's "after the offering" holding is listed as 1,000,000 shares, but it should be 10,000,000. Please revise the table accordingly.

Directors and Officers – page 23

26.   You say that your board of directors has fixed the number of directors at two, but you have identified three members of the board. Please explain why you have three directors if only two are authorized.

Dividend Policy – page 27

27.   Please tell us why you did not register the July 1, 2006 issuance of the shares of your wholly owned subsidiary, Aurum, as a stock dividend to you shareholders. Your response should include the basis for your belief that the issuance of those shares was exempt from registration.

Description of Business – page 29

Mineral Properties and Plan of Operations – page 30

28.   In the second paragraph following the table on page 30, you disclose that your current exploration programs are preliminary in nature in that their completion will not result in a determination that any of your properties contain commercially exploitable quantities of mineralization. Please disclose when will you know and how much it will cost to obtain that knowledge.

29.   You indicate here that you entered into your option agreement for the Santa Rita property on June 19, 2006. Elsewhere in the prospectus, including in your financial statements,

you indicate that you entered into this agreement on December 30, 2005. Please tell us which date is correct and revise the disclosure accordingly.

30.   You also state, on page 36, that approval by the "TSX Venture Exchange" is required for this agreement, and that as of July 15th, approval had not yet been granted. Please explain what the TSX Venture Exchange is and why its approval is required. Also disclose what will happen if the approval is not obtained.

31.   Please refer to the list of "key factors" that could delay completion of your exploration programs located on pages 30 and 31. We note that a number of these factors are not currently addressed in your risk factor disclosure. It appears that you should include appropriate risk factor discussion of any of these matters, along with their potential adverse consequences for your business, to the extent that they are not currently discussed in the risk factor section.

Competition – page 32

32.   Please explain what a "junior mineral resource exploration company" is.

Government Regulations – page 32

33.   In the last paragraph of page 32 you say that you are subject to extensive Mexican federal, state and local laws and regulations governing the protection of the environment. Please provide a reasonably detailed description of what these laws require and what your obligations under them are.

34.   Provide a reasonably detailed description of the regulatory permits from federal, state and local agencies that you will be required to obtain prior to commencing any mining operations at your sites. Your disclosure should also explain what activities are included within the term "mining operations." For example, are your exploratory activities considered to be "mining operations?" We may have additional comments after reviewing your response.

 Subsidiaries – page 33

35.   We note that one of your subsidiaries, Hemis Switzerland TMBH, has existed for longer than Hemis has. Please explain. Also, we note that this entity was previously known as Glayva Investments TMBH. Please tell us what connection, if any there is, or was, between Hemis Switzerland TMBH and Glayva Investment GmbH, Switzerland. In this regard, we note that Mr. Weiss's biography indicates that he has been the "Managing

Director, and Hedge Fund Consultant for Glayva Investment GmbH, Switzerland" since July 2002.

History of Operations – page 41

36.   Please identify the dates of the revolution you refer to.

El Tigre Property page 41

37.   Under "Description of Exploration Work Required" you refer to a "mercury anomaly." Please explain what this and what the consequences of such an anomaly are.

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 46

38.   Please revise your disclosure to also present your interim 2006 results of operations and discuss the components of your general and administrative expenses.

Liquidity and Capital Resources, page 46

39.   Please revise your disclosure to discuss your obligations to incur exploration expenditures under your property option agreements and the resulting impact on your liquidity.

Critical Accounting Policies, page 47

40.   You identify foreign currency translation as a critical accounting policy yet it is difficult to ascertain from your financial statement disclosures any cumulative translation adjustment or transaction gains and losses. Please explain to us why foreign currency translation is a critical accounting policy requiring significant judgment on your part.

Future Financings – page 47

41.   Please tell us whether you are currently selling any securities in private placements.

Executive Compensation – page 50

Summary Compensation Table - page 50

42.   The table shows the salary for each officer as "Nil." However, on page 51 you disclose that your management agreements, entered into on May 1, 2005, provide that each officer is paid $10,000 per month. Please revise the table accordingly.

43.   Please tell us why you have not included a "Certain Transactions and Related Parties" section in the prospectus. We have noted, in this regard, the disclosure found in Note B on page F-25 of the financial statements.

44.   Disclosure in the same footnote indicates that directors of the Company received $60,000 in management fees and $6,307 in salaries during the three months ended March 31, 2006. This appears to be inconsistent with the disclosure on page 51 regarding the terms of your management agreements. Please reconcile.

Financial Statements, page F-1

45.   Please revise the title page to your financial statements to remove the reference to an annual report pursuant to the Securities Exchange Act of 1934.

Consolidated Statement of Losses, page F-5

46.   Your loss per common share computation and presentation including the 10,000,000 shares deemed outstanding appears to be inconsistent with your disclosure on page F-8 that common stock equivalents were not considered in the calculation because they were anti-dilutive. Please revise your loss per share calculations or disclose and tell us why these shares are included. Please reference the authoritative literature you rely upon to support your accounting.

Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

Reclassifications, page F-8

47.   Please remove this disclosure or tell us why this disclosure is necessary since you have no prior year financial statements in the filing. As this is your initial filing all financial

statements should be presented on a consistent basis. Revise your interim financial statements disclosure, accordingly.

Cash and Cash Equivalents, page F-8

48.   Please revise your disclosure to clarify why you had $45,000 of cash held in trust for payment of general operating expenses. Please disclose any contractual provisions requiring the trust and indicate the nature of the operating expenses to be paid from this trust and who has the authority to make these expenditures.

Stock Based Compensation, page F-10

49.   Please revise your disclosure to address the following comments:

- Please include the pro forma loss disclosures required by paragraph 45c of SFAS 123 or tell us why this information is not required.

- Please remove the disclosure regarding your adoption of the interim period disclosures under SFAS 148 as you adopted the provisions of SFAS 123R on January 1, 2006.

- Please remove or revise the sentence indicating that you have not determined the impact of adopting SFAS 123R as you have already adopted this guidance.

- Your disclosure that you have no awards of stock-based employee compensation issued and outstanding at December 31, 2005 appears to be inconsistent with your disclosure of stock options in Note E. Please revise your disclosure to eliminate all inconsistencies.

Note D: Capital Stock, page F-14

50.   You disclose that the 795,957 shares of common stock subscribed at the end of 2005 were issued subsequent to the date of the financial statement, yet your equity statement on page F-20 indicates that only 593,638 shares were issued through March 31, 2006. Please revise your disclosure to clarify the dates these shares were issued. In addition, please revise your disclosure to indicate why these shares were not issued when subscribed. Please indicate your obligations as well as those of the subscribers before the shares could be issued and disclose how you considered these shares in your earnings per share computation. Please revise the disclosures in your interim financial statements, accordingly.

Note H: Commitment and Contingencies

Acquisition of Mining Rights, page F-16

51.   Your disclosure regarding the minimum exploratory cost commitment for the third year of your Santa Rita property of $450,000, here and on page F-28, is not consistent with your disclosure of $500,000 on page 36. Please revise your filing to correct your disclosure as appropriate.

52.   Please revise your disclosure to clarify that you will obtain a 49% interest in the Santa Rita property if you incur the requisite exploration costs and issue the appropriate amount of your common stock to the property holder as indicated on page 36.

Interim Financial Statements

Note A: Summary of Accounting Policies

Stock Based Compensation, page F-23

53.   Please revise your disclosure here and in MD&A on page 48, as appropriate, to address the following comments:

- Please remove your disclosure implying that your options granted under APB 25 had exercise prices equal to the market price on the date of grant since it appears that the options granted to officers were at an exercise price below fair value.

- Please disclose the provisions of your stock purchase plans or remove this disclosure if you do not have such plans.

- If true, please disclose that you continue to follow the intrinsic value model of APB 25 for those awards issued and unmodified prior to the adoption of SFAS 123R as permitted by paragraph 83 of the new guidance.

- Please revise your accounting to eliminate your December 31, 2005 deferred compensation on January 1, 2006 as required by paragraph 74 of SFAS 123R.

- Please disclose the amount of your total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as required by paragraph A240h of SFAS 123R.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Mark Brunhofer at 202-551-3638 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Penny Green, Esq.
        Bacchus Law Group
        1511 West 40th Avenue
        Vancouver, BC V6M 1V7